UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Sunstock, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

867891103

(CUSIP Number)

February 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jonathan Bates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 130,000,000 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 130,000,000 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000,000 common shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.51% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

_____________

(1) The Reporting Person, Jonathan Bates, beneficially holds investment and voting power of 130,000,000 shares of the common stock (the “Common Stock”) of Sunstock, Inc. (the “Issuer”), held by Innovative Digital Investors Emerging Technology, LP, a Delaware limited partnership (“IDIE”). Innovative Digital Investors, LLC is a Delaware limited liability company (“IDI”) which is an Exempt Reporting Adviser that serves as adviser to the IDIE for which Jonathan Bates is deemed the beneficial owner. At no time, has Jonathan Bates or any of the other Reporting Persons individually or in the collectively beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock at any time.

(2) Based on 2,884,677,703 shares of the Issuer’s common stock outstanding as of November 24, 2020.

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1	NAMES OF REPORTING PERSONS Innovative Digital Investors Emerging Technology, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 130,000,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 130,000,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.51% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_____________

(1) On or about December 30, 2019, Innovative Digital Investors Emerging Technology, LP, a Delaware limited partnership (“IDIE”) controlled by Jonathan Bates for which he is deemed the beneficial owner entered into an agreement with the Issuer to acquire an aggregate of 200,000,000 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”) and warrants (the ”Warrants”) to purchase up to 100,000,000 shares of the Issuer’s Common Stock in exchange for $150,000. The $150,000 was paid by IDIE to an escrow account at Sutter Securities and subsequently delivered to creditors of the Issuer on January 31, 2020. Each one (1) share of Series A Preferred Stock is convertible one (1) share of the Issuer’s Common Stock. The Warrants were exercisable at the price of $.0003. Mr. Bates converted the Series A Preferred Stock and exercised the Warrants during the year ended December 31, 2020. The Series A Preferred Stock designation and the terms of the Warrant include an equity blocker clause that prevented IDIE from converting the Series A or exercising the Warrants in an amount which would cause IDIE to hold more than 9.99% of the Issuer’s Common Stock. IDIE acquired shares of the Issuer’s Common Stock upon conversion of the Series A Preferred stock as follows: 70,000,000 common shares on July 14, 2020, 30,000,000 common shares on July 23, 2020, 50,000,000 common shares on July 30, 2020 and 50,000,000 common shares on December 8, 2020. On March 31, 2020, IDIE acquired an aggregate of 98,214,286 shares of the Issuer’s common stock upon exercise of the Warrants at the price of $.0003 per share. During March April and May of 2020, IDIE acquired an aggregate of 3,337,019, 963,555 and 45,000 shares in open market transactions at an average price of $.0027, $.0031, and $.0031 respectively, per share. IDIE sold the following shares of the Common Stock of the Issuer: (i) 2,740,000 shares purchased in the open market on June 30, 2020, (ii) 98,214,286 shares received upon exercise of the warrant on July 17, 2020, (iii) 70,000,000 shares on July 29, 2020, and (iv) 1,560,574 on August 10, 2020. At no time, has IDIE or any of the other Reporting Persons beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock.

At no time, has IDIE or any of the other Reporting Persons individually or in the collectively beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock.

As of January 19, 2020, IDIE holds an aggregate of 130,000,000 shares of the Common Stock of the Issuer.

(2) Based on 2,884,677,703 shares of the Issuer’s common stock outstanding as of November 24, 2020.

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1	NAMES OF REPORTING PERSONS Innovative Digital Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 130,000,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 130,000,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.51%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_____________

(1) The amount reflected is comprised of 130,000,000 shares of the Common Stock of the Issuer held by IDIE which is controlled by Innovative Digital Investors LLC (“IDI”). IDI is an Exempt Reporting Adviser that serves as the adviser to IDIE for which Jonathan Bates is deemed the beneficial owner. On or about December 30, 2019, IDIE entered into an agreement with the Issuer to acquire an aggregate of 200,000,000 shares of the Issuer’s Series A Preferred Stock and warrants to purchase up to 100,000,000 shares of the Issuer’s Common Stock in exchange for $150,000. The funds were paid by IDIE to an escrow account at Sutter Securities and subsequently delivered to creditors of the Issuer on January 31, 2020. Each one (1) share of Series A Preferred Stock is convertible one (1) share of the Issuer’s Common Stock. The Warrants were exercisable at the price of $.0003. Mr. Bates converted the Series A Preferred Stock and exercised the Warrants during the year ended December 31, 2020. The Series A Preferred Stock designation and the terms of the Warrant include an equity blocker clause that prevented IDIE from converting the Series A or exercising the Warrants in an amount which would cause IDIE to hold more than 9.99% of the Issuer’s Common Stock. IDIE acquired shares of the Issuer’s Common Stock upon conversion of the Series A Preferred stock as follows: 70,000,000 common shares on July 14, 2020, 30,000,000 common shares on July 23, 2020, 50,000,000 common shares on July 30, 2020 and 50,000,000 common shares on December 8, 2020. On March 31, 2020, IDIE acquired an aggregate of 98,214,286 shares of the Issuer’s common stock upon exercise of the Warrants at the price of $.0003 per share. During March April and May of 2020, IDIE acquired an aggregate of 3,337,019, 963,555 and 45,000 shares in open market transactions at an average price of $.0027, $.0031, and $.0031 respectively, per share. IDIE sold the following shares of the Common Stock of the Issuer: (i) 2,740,000 shares purchased in the open market on June 30, 2020, (ii) 98,214,286 shares received upon exercise of the warrant on July 17, 2020, (iii) 70,000,000 shares on July 29, 2020, and (iv) 1,560,574 on August 10, 2020. At no time, has IDIE or any of the other Reporting Persons beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock.

At no time, has IDI or any of the other Reporting Persons individually or in the collectively beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock at any time.

As of January 19, 2020, IDIE holds an aggregate of 130,000,000 shares of the Common Stock of the Issuer.

(2) Based on 2,884,677,703 shares of the Issuer’s common stock outstanding as of November 24, 2020.

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1	NAMES OF REPORTING PERSONS BFAM Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_____________

(1) On or about January 30, BFAM Partners LLC, a California limited liability company (“BFAM”) controlled by Jonathan Bates for which he is deemed the beneficial owner entered into an agreement with the Issuer to acquire an aggregate of 400,000,000 shares of the Issuer’s Series A Preferred Stock in exchange for $200,000. The agreement had a stated effective date of December 31, 2019. The funds were paid by BFAM to an escrow account at Sutter Securities and subsequently delivered to creditors of the Issuer on January 31, 2020. Each one (1) share of Series A Preferred Stock is convertible into one (1) share of the Issuer’s Common Stock. Mr. Bates converted the Series A Preferred Stock and exercised the Warrants during the year ended December 31, 2020. The Series A Preferred Stock designation includes an equity blocker clause that prevented BFAM from converting the Series A into an amount of common stock which would cause BFAM to hold more than 9.99% of the Issuer’s Common Stock. At no time, has BFAM or any of the other Reporting Persons beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock. At no time, has BFAM or any of the other Reporting Persons individually or in the collectively beneficially held or had the right to acquire (directly or indirectly) more than 9.99% of the Issuer’s Common Stock.

(2) On or about February 19, 2021 BFAM gifted the 90 million shares it held to The Center, a charitable entity. As of March 2, 2021, BFAM holds an aggregate of 0 shares of the Common Stock of the Issuer.

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Item 1(a) Name of Issuer:

SunStock, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

111 Vista Creek Circle, Sacramento, California 95835

Item 2(a) Name of Person Filing:

Jonathan Bates

Innovative Digital Investors Emerging Technology, LP

Innovative Digital Investors, LLC

BFAM Partners, LLC

The foregoing are sometimes referred to individually as the “Reporting Person” or together collectively as the “Reporting Persons”.

Item 2(b) Address of Principal Business Office or, if none, Residence:

Jonathan Bates

206 South Helberta Avenue

Unit A

Redondo Beach, CA 90277

Innovative Digital Investors Emerging Technology, LP

1240 Rosecrans Avenue

Suite 120

Manhattan Beach, CA 90266

BFAM Partners, LLC

206 South Helberta Avenue

Unit A

Redondo Beach, CA 90277

Innovative Digital Investors, LLC

1240 Rosecrans Avenue

Suite 120

Manhattan Beach, CA 90266

Item 2(c) Citizenship:

Jonathan Bates - United States citizen

Innovative Digital Investors Emerging Technology, LP is a Delaware Limited Partnership

Innovative Digital Investors, LLC, a Delaware limited liability company

BFAM Partners, LLC is a California Limited Liability Company

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP No.:

The Issuer’s CUSIP No. is 867891103.

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable

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Item 4. Ownership:

The following information with respect to the ownership of SunStock, Inc.’s Common Stock by the Reporting Persons is provided as of March 2, 2021:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b) Percent of class: See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2021

By:	/s/ Jonathan Bates
Jonathan Bates, an individual

Innovative Digital Investors Emerging Technology, LP

By:	Innovative Digital Investors LLC, a Delaware Limited Liability Company, its General Partner

By:	/s/ Jonathan Bates
Jonathan Bates - Managing Director, Innovative Digital Investors LLC

Innovative Digital Investors, LLC

By:	/s/ Jonathan Bates
Jonathan Bates - Managing Director, Innovative Digital Investors LLC

BFAM Partners, LLC

By:	/s/ Jonathan Bates
Jonathan Bates - Managing Director BFAM Partners

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